Hateley & Hampton

attorneys & counselors at law

201 santa monica boulevard

suite 300

santa monica, California 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

July 12, 2011

Ms. Sonia Bednarowski

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re: Thunderclap Entertainment, Inc.

Response to Comment letter dated May 19, 2011

Registration Statement on Form S-1/A

File No. 333-172658

Filed: March 7, 2011

Dear Ms. Bednarowski:

Enclosed is the Pre-Effective Amendment No. 2 to the above Registration Statement. The changes are made in response to the Amendment No. 1 to the Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 19, 2011.

Prospectus Summary, page 7

1.                  Page 8: Deleted “6” and inserted “12” so the sentence now states “…our operations for the next 12 months….”

Plan of Distribution, page 25

2.                  Page 23: Added “other” before “Selling Shareholders” and changed “Selling Shareholders” to “Selling Security Holders” and deleted “…, including Mark Salter…” so the sentence now states “Each of the other Selling Security Holders may be deemed to be an underwriter in this offering.”

Page 25: Added the sentence “Mark Salter, who is a Selling Security Holder, is an underwriter.” Added “other” before “Selling Shareholder” and changed “Selling Shareholder” to “Selling Security Holder” and deleted “…, including Mark Salter who is an underwriter,…”

The last two sentences of paragraph 3 now states: “Mark Salter, who is a Selling Shareholder, is an underwriter. Each of the other Selling Security Holders may be deemed to be an underwriter in this offering.”

Directors, Executive Officers, Promoters and Control Persons, page 42

3. Page 43: Possible Potential Conflicts - paragraph 4, first sentence: Inserted the word “orally” before “…agreed…” so the sentence now states: “In an effort to resolve such potential conflicts of interest, our officers and sole director have orally agreed that any opportunities that they are aware of independently or directly through their association with us (as opposed to disclosure to them of such business opportunities by management or consultants associated with other entities) would be presented by them solely to us.”

Page 46: Conformed the same sentence in paragraph 5 under Certain Relationships and Related Transactions.

Exhibit 5.1

4. Exhibit 5.1a: Revised so the last sentence speaks as of the date of effectiveness.

Exhibit 23.1

5. Exhibit 23.1a: Provided a currently dated consent from the Company’s independent public accountants.

Other

6. Financials have been updated to include the interim period from January 1, 2011 through March 31, 2011.

We have made some conforming and minor corrections as set forth in the “redline” version. We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc: Gary L. Blum, Chairman

Michael F. Matondi, III, President